SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Cohen & Steers, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19247A 10 0

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.19247A 10 0	13G

1.	Name of Reporting Persons Martin Cohen
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,874,100
	6.	Shared Voting Power 940,701
	7.	Sole Dispositive Power 9,874,100
	8.	Shared Dispositive Power 940,701
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,814,801
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 23.4%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 46,312,525 shares of common stock outstanding as of December 31, 2017.

Item 1(a). Name of Issuer:

Cohen & Steers, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

280 Park Avenue

New York, NY 10017

Item 2(a). Name of Person Filing:

Martin Cohen

Item 2(b). Address of Principal Business Office, or if None, Residence:

For purposes of this filing, the address of Martin Cohen is:

c/o Cohen & Steers, Inc.

280 Park Avenue

New York, NY 10017

Item 2(c). Citizenship:

U.S.A.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

19247A 10 0

Item 3. If this statement is filed pursuant to §§240.13d-l(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

10,814,801 shares of common stock as of January 31, 2018, which includes 12,901 shares of common stock underlying restricted stock units that were delivered on January 31, 2018 and 940,701 shares held by the Martin Cohen 1998 Family Trust, of which a member of Mr. Cohen’s immediate family serves as trustee of the trust. Mr. Cohen disclaims beneficial ownership of the shares held by the trust.

(b) Percent of class:

23.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 9,874,100.

(ii) Shared power to vote or to direct the vote 940,701.

(iii) Sole power to dispose or to direct the disposition of 9,874,100.

(iv) Shared power to dispose or to direct the disposition of 940,701.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following  ☐.

N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
(Date)

/s/ Martin Cohen
(Signature)

Martin Cohen
(Name and Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).